Exhibit 4.1

FORM OF DIRECTOR AND OFFICER INDEMNITY AGREEMENT

AGREEMENT, dated as of ___________________, between Eltek Ltd., an Israeli company (the “Company”), and ______________________________ [insert name of officer], the _____________________________ [insert position of the officer] of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and/or officer of the Company;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law;

WHEREAS,	the Audit Committee of the Company, the Board of Directors of the Company and the Shareholders, have approved the terms of this Agreement and have authorized the Company to enter into an agreement containing such terms with the Indemnitee, as required under applicable provisions of Israeli law; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

1.1.	Without derogating from the Company’s right to indemnify the Indemnitee retroactively pursuant to its Articles of Association, the Company hereby agrees and undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense specified in Sections 1.1.1 and 1.1.2 below (the “Indemnifiable Expenses”) that may be imposed on Indemnitee due to an act performed or failure to act by him in his capacity as an Office Holder, as such term is defined in the Companies Law – 5759–1999 (the “Companies Law”), or due to any event or occurrence related to the fact that Indemnitee is or was an Office Holder, agent or fiduciary of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder or an agent or fiduciary at the request of the Company or any subsidiary of the Company, except in the event that the Indemnitee is separately covered and/or indemnified under such duty, either prior to or after the date hereof (the following, as set forth in schedule A, shall be hereinafter referred to as “Indemnifiable Events”):

1.1.1.	A financial liability imposed on Indemnitee in favor of a third party in a judgment (which third parties include, without limitation and to the fullest extent permitted by applicable law, any governmental entity), including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court (the “Judgment Liability”); and

1.1.2.	Reasonable litigation Expenses (to be paid either to the Indemnitee or if the Company so determines, at its sole discretion, directly to the Indemnitee’s legal and other advisors) expended by an Indemnitee or which were imposed on an Indemnitee by a court in proceedings instituted against him by the Company or in its name or by any other person or in relation to a criminal charge from which he was acquitted or in a criminal proceeding in which he was convicted of a criminal offense that does not require proof of criminal intent (the “Litigation Expenses”).

For the purpose of this Agreement, “Expenses” shall include attorneys’ fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event.

1.1.3.	The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify pursuant to the above resolutions, jointly and in the aggregate, shall not exceed an amount equal to two million US dollars (US$2M) but in no case more than twenty five percent (25%) of the net equity of the Company (the “Liability Cap”).

1.2.	Notwithstanding anything herein to the contrary, the indemnification undertaking given by the Company hereunder, for all liabilities, damages, losses, costs and expenses (any of the foregoing “Damages”) incurred by or asserted against the Indemnitee shall be only with respect to events described in Schedule A hereto.

1.3.	If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth below, the Company shall and hereby undertakes to advance an amount (or amounts) estimated by the Company to cover Indemnitee’s reasonable Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above.

1.4.	In cases in which it might be determined that the Indemnitee is not entitled to be indemnified according to this Agreement, the advance of Indemnitees’s Expenses as described in Section 1.3 above, shall only be paid to the Indemnitee by the Company after the Indemnitee had provided the Company, in advance, with satisfactory guaranties (“Guaranties”) (as determined by the Company in its sole discretion) which shall correspond to the amount of the advance of Indemnitees’s Expenses.

1.5.	The Company’s obligation to indemnify the Indemnitee and advance expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the positions described in Section 1.1 above, whether or not Indemnitee is still serving in such positions.

1.6.	The Company undertakes that as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company shall make its best efforts to purchase and maintain in effect directors and officers liability insurance providing coverage in amounts as determined by the Board of Directors of the Company in its sole discretion.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Subject to the provisions of the Companies Law and notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to the Indemnitee or release the Indemnitee with respect to any of the following:

2.1.1.	Breach of Fiduciary Duty. A breach of the Indemnitee’s fiduciary duty, except, to the extent permitted under the Companies Law, for a breach of a fiduciary duty while the Indemnitee acted in good faith and had reasonable grounds to assume that such act would not harm the Company’s interests;

2.1.2.	Breach of Duty of Care. A willful and intentional or reckless breach of the duty of care towards the Company.

2.1.3.	Personal Gain. An action taken by the Indemnitee with the intent of realizing unlawful personal gain; or

2.1.4.	Fine or Penalty. A fine or penalty imposed upon the Indemnitee.

2.1.5.	Counterclaim. A counterclaim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

2.1.6.	Unlawful Indemnification. To indemnify an Indemnitee if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

2.1.7.	Non-cooperation. Non-cooperating Indemnitee, unwillingness to provide the Company with such information and cooperation as it may reasonably require.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION.

If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any valid and collectable insurance policy or under a valid and enforceable indemnity clause or agreement (excluding this Letter of Indemnification), or otherwise) of the amounts otherwise indemnifiable hereunder, except in respect of any excess beyond the payment under such insurance, clause or agreement. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

This Agreement shall be of full force and effect immediately upon its execution subject to the requisite Shareholders approval, which the Company shall endeavor to obtain.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by Indemnitee of notice of a threat or the commencement of any action, suit or proceeding (including any proceedings by or against the Company and any subsidiary thereof), Indemnitee will notify the Company of the threat or commencement hereof; but the omission so to notify the Company will not relieve it from any liability unless and to the extent that such failure to provide notice materially prejudices the Company’s or Indemnitee’s ability to defend such action. Notice to the Company shall be directed in writing to the Chairman of the Board of Directors’ of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee) or if the Indemnitee is then the Chairman of the Board of Directors’, such notice shall be directed to the Chief Executive Officer of the Company. In addition, the Indemnitee must advise the Company on an ongoing and current basis concerning all events, which the Indemnitee suspect may give rise to the initiation of legal proceedings against him. With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without limitation of Sections 1.1 and 2:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.	Except in the event that there is a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action, suit or proceeding, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof except as provided above. Indemnitee shall have the right to employ its counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee

8.3.	The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent provided that the Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admittance of wrong-doing by Indemnitee, and is monetary only.

8.4.	In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty in the Indemnitee’s name or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law, without the Indemnitee’s written consent. However, the aforesaid will not prevent the Company and/or its counsel as aforesaid, with the approval of the Company, coming to a financial arrangement with a plaintiff in a civil proceeding without the Indemnitee consent so long as such arrangement will not be an admittance of a wrong doing not indemnifiable pursuant to this Indemnification Agreement.

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise.

10.	BINDING EFFECT.

The right to be indemnified under this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an officer or director of the Company or of any other enterprise at the Company’s request. The Company’s undertaking under this Indemnification Agreement shall remain in full force and effect at all times, and shall continue to apply towards the Indemnitee after he ceases to serve as an director and /or officer with respect to Damages incurred as a result of Indemnifiable Events which occurred during the time his served, and in his capacity as an director and /or officer.

For the avoidance of doubt, This Indemnification Agreement shall not be construed as an agreement for the benefit of a third party, including an insurance company.

11.	SEVERABILITY.

If any provision of this Agreement is found by a court of competent jurisdiction to be invalid or void or unenforceable, such provisions, to the extent possible shall be severed from this Agreement, all of the other provisions shall remain in effect, and neither party shall have any claim against the other in such event. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.	GOVERNING LAW.

This Agreement shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

13.	NOTICE.

All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the applicable postal service, if delivered by first class registered mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if deliverable by facsimile transmission, with copy by first class registered mail, postage prepaid, and shall be addressed if to Indemnitee, at each Indemnitee’s address as set forth beneath the Indemnitee’s signature to this Agreement and if to the Company at the address of its principal corporate offices (attention: Secretary) or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

14.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement. No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

Eltek Ltd.

By:

Address:

Indemnitee

Name:

Address:

SCHEDULE A

TYPE OF EVENTS

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia : Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business.

2.	Anti-competitive acts and acts of commercial wrongdoing.

3.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

4.	Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, it’s subsidiaries or affiliates.

Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Participation and/or non participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.

6.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.

7.	Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

8.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities , including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

9.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

10.	Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws

11.	Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

Resolutions and/or actions relating to employment matters of the Company and/or its subsidiaries and/or affiliates.

Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

12.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, it’s subsidiaries or affiliates.

13.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, it’s subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

14.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

15.	Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

16.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

17.	Actions in connection with the Company’s’ testing of products and/or in connection with the sale, distribution, license or use of such products.

18.	Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

19.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

20.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.

21.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.